Exhibit 99.1

Hi everyone,

My name is Michael Jerch. I am a specialist on the Masterworks acquisitions team.

Our current offering is a painting completed by Albert Oehlen. Albert Oehlen is recognized as a premier contemporary artist and a leading figure in the abstract movement. Oehlen ranked in the top 200 artists of 2021, with a net auction turnover of nearly $13 million.

To provide investment quality offerings, our acquisitions team actively sources works by Albert Oehlen and has been offered over 120 examples from around the world, with offer prices in excess of $3 million. Of these works, we have carefully selected 6 to be offered on the Masterworks platform. Although executed in a different period and style from this Offering, Masterworks exited one of these previous offerings in February this year, realizing a 33.7% annualized return, net of all costs and fees.

Our latest offering is an untitled painting from 1987. This large scale piece, executed in Oehlen’s signature mode of abstraction, represents the most sought-after segment of the artist’s market.

As of July 2022, Oehlen’s large-scale abstractions, similar to our offering, account for 7 of the artist’s top 10 auction results. Similar examples from the 1980s include “Untitled” (1989), which sold for $4.3 million on November 13, 2019 at Christie’s, New York and another untitled work from 1989, which sold for the USD equivalent of $4 million in October of 2018 at Christie’s, London.

Between November 3, 1994 and November 14, 2019, paintings similar to our offering have increased at an estimated annualized appreciation rate of 23.5%.